Exhibit 99.2

Avricore Health Inc.

Condensed Interim Consolidated Financial Statements

(Unaudited)

(Expressed in Canadian Dollars)

For the three months ended March 31, 2021 and 2020

Notice to Reader

Management has prepared the unaudited condensed interim consolidated financial statements for Avricore Health Inc. (the “Company”) in accordance with National Instrument 51-102 released by the Canadian Securities Administration. The Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended March 31, 2021 and 2020.

Avricore Health Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

As at,

	Note	Unaudited March 31, 2021	Audited December 31, 2020
		$	$
ASSETS

Current Assets
Cash and cash equivalents		2,576,817	302,715
Accounts receivable	5	21,978	11,928
Prepaid expenses and deposits	6	137,253	125,444
		2,736,048	440,087

Equipment	8	4,002	-
Intangible assets	9	3	3
Total Assets		2,740,053	440,090

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	10 & 16	172,493	152,569
Loans payable	12	40,000	1,001,562
		212,493	1,154,131

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	13	25,852,977	22,286,852
Shares subscribed		-	10,000
Reserves	13	5,897,874	5,497,092
Deficit		(29,223,291)	(28,507,985)
		2,527,560	(714,041)
Total Liabilities and Shareholders’ Equity (Deficiency)		2,740,053	440,090

Nature of operations and going concern (Note 1)

Subsequent events (Note 21)

Approved and authorized on behalf of the Board of Directors on May 31, 2021.

        “Hector Bremner”                            “David Hall”

Hector Bremner, DirectorDavid Hall, Chairman

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	2021	2020
		$	$

Revenue		7,575	8,384

Cost of sales		5,928	2,792
Gross profit		1,647	5,592

Expenses
Amortization	8	296	-
Consulting	16	72,963	48,750
General and administrative	15	49,694	36,244
Management Fees	16	92,500	67,500
Marketing and communications	14	8,642	24,213
Professional fees	16	67,485	37,892
Share-based compensation	16	386,935	-
		678,515	214,599
Other income (expense)
Finance costs	12	(38,438)	(21,554)

Net loss and comprehensive loss for the period		(715,306)	(230,561)

Basic and Diluted Loss Per Share		(0.01)	(0.00)
Weighted Average Number of Common Shares Outstanding		83,099,202	54,238,773

Segmented information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Shares to be Issued	Shares Subscribed	Warrant Reserve	Option Reserve	Deficit	Total
		$	$	$	$	$	$	$
Balance, December 31, 2019	52,472,619	21,400,106	100,000	10,000	904,698	4,453,764	(27,334,019)	(465,451)
Bonus shares for loan	3,480,000	52,200	-	-	-	-	-	52,200
Acquisition of HealthTab Inc.	2,000,000	100,000	(100,000)	-	-	-	-	-
Net loss	-	-	-	-	-	-	(230,561)	(230,561)
Balance, March 31, 2020	57,952,619	21,552,306	-	10,000	904,698	4,453,764	(27,564,580)	(643,812)
Balance, December 31, 2020	69,795,584	22,286,852	-	10,000	914,531	4,582,561	(28,507,985)	(714,041)
Shares issued for cash	15,740,000	2,414,000	-	(10,000)	-	-	-	2,404,000
Exercise of warrants	7,201,160	1,320,544	-	-	(95,432)	-	-	1,225,112
Exercise of stock options	540,000	68,896	-	-	-	(30,346)	-	38,550
Share issuance costs	-	(237,315)	-	-	139,625	-	-	(97,690)
Share-based compensation	-	-	-	-	-	386,935	-	386,935
Net loss	-	-	-	-	-	-	(715,306)	(715,306)
Balance, March 31, 2021	93,276,744	25,852,977	-	-	958,724	4,939,150	(29,223,291)	2,527,560

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	2021	2020
	$	$
Operating Activities
Net loss	(715,306)	(230,561)
Adjustment for non-cash items:
Amortization	296	-
Finance cost	38,438	7,215
Share-based payments	386,935	-

Change in working capital items:
Accounts receivable	(10,050)	158
Prepaid expenses and deposits	(11,809)	17,583
Accounts payable and accrued liabilities	19,924	(225,876)
Net cash used in operating activities	(291,572)	(431,481)

Investing Activities
Purchase of equipment	(4,298)	-
Net cash used in investing activities	(4,298)	-

Financing Activities
Proceeds from issuance of shares, net	2,404,000	-
Proceeds from exercise of warrants	1,225,112	-
Proceeds from exercise of stock options	38,550	-
Share issuance costs	(97,690)	-
Loan repaid	(1,000,000)	-
Loan proceeds	-	900,000
Finance cost	-	(30,000)
Lease payments	-	(13,696)
Net cash provided by financing activities	2,569,972	856,304

Increase (decrease) in Cash and Cash Equivalents	2,274,102	424,823
Cash and Cash Equivalents, Beginning of Period	302,715	13,799
Cash and Cash Equivalents, End of Period	2,576,817	438,622

Cash and Cash Equivalents Consist of:
Cash	2,566,817	438,622
Guaranteed investment certificates	10,000	-
Cash and Cash Equivalents	2,576,817	438,622

Supplemental cash flow information (Note 19)

The accompanying notes are an integral part of these consolidated financial statements

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

1.NATURE OF OPERATIONS AND GOING CONCERN

Avricore Health Inc. (the “Company”) was incorporated under the Company Act of British Columbia on May 30, 2000. The Company’s common shares trade on the TSX Venture Exchange (the “Exchange”) under the symbol “AVCR” and are quoted on the OTCIQ Market as “NUVPF”. The Company’s registered office is at 700 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

The Company is involved in the business of health data and point-of-care technologies (“POCT”).

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

The continuation of the Company as a going concern is dependent upon its ability to generate revenue from its operations, or raise additional financing to cover ongoing cash requirements. The condensed interim consolidated financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

	March 31, 2021	December 31, 2020
	$	$
Deficit	(29,223,291)	(28,507,985)
Working capital (deficiency)	2,523,555	(714,044)

In March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) a global pandemic. Since then, several measures have been implemented in Canada and the rest of the world in response to the increased impact from COVID-19. The Company continues to operate the business forward at this time. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company’s operations, including the duration and impact on the Company’s future plans, cannot be reasonably estimated at this time.

2.BASIS OF PRESENTATION

a)Statement of Compliance

The condensed interim consolidated financial statements for the period ended March 31, 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2020. The accounting policies followed in these interim financial statements are consistent with those applied in the Company’s most recent annual financial statements for the year ended December 31, 2020.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

2. BASIS OF PRESENTATION (continued)

b)Basis of preparation (continued)

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The significant accounting policies are presented in Note 3 of the annual consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in each of the periods presented. The condensed interim consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless other indicated.

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires the Company’s management to make estimates, judgments and assumptions that affect amounts reported in the condensed interim consolidated financial statements and accompanying notes. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results might differ from these estimates. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the year in which the estimates are revised.

c)Basis of consolidation

Condensed interim consolidated financial statements include the assets, liabilities and results of operations of all entities controlled by the Company. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the Company’s the condensed interim consolidated financial statements.  Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of operations and comprehensive loss from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

These condensed interim consolidated financial statements include the accounts of the Company and its controlled wholly owned subsidiaries, Vanc Marine Pharmaceuticals Inc. and HealthTab Inc.

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting estimates and judgments

Estimates

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Inventory valuation

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by regulatory changes or other market-driven changes that may reduce future selling prices. In determining net realizable value, the Company considers such factors as turnover, historical experience, expiry dates and shelf life of the products. A change to these assumptions could impact the Company’s inventory valuation and gross margin. The Company attempts to sell products with short shelf life with significant rebates. Any unsold products with short shelf life and expired products are written-off.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payments

The Company grants share-based awards to certain directors, officers, employees, consultants and other eligible persons. For equity-settled awards, the fair value is charged to the statement of operations and comprehensive loss and credited to the reserves over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The fair value of equity-settled awards is determined at the date of the grant using the Black-Scholes option pricing model. For equity-settled awards to non-employees, the fair value is measured at each vesting date. The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model, including the volatility, expected life of warrants and options, risk free interest rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s options and warrants issued. Management must also make significant judgments or assessments as to how financial assets and liabilities are categorized.

Judgements

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

Revenue recognition

Revenue is recognized when the revenue recognition criteria expressed in the accounting policy stated above for Revenue Recognition have been met. Judgment may be required when allocating revenue or discounts on sales amongst the various elements in a sale involving multiple deliverables.

Deferred tax assets

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments. If a positive forecast of taxable income indicates the probable use of a deferred tax asset, especially when it can be utilized without a time limit, that deferred tax asset is usually recognized in full.

Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future.  The factors considered by management are disclosed in Note 1.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

4.ACQUISITION OF HEALTHTAB INC.

On December 28, 2017, the Company completed the acquisition of all the common shares of HealthTab Inc. (“HealthTab”). HealthTab’s primary asset is intellectual property and certain trademarks and web domains related to the design of the HealthTab system, being a lab-accurate, point of care testing platform. Under the share purchase agreement, the consideration paid by the Company is as follows:

•Cash payment of $100,000 upon signing of the share purchase agreement (paid);

•Cash payment of $100,000 in six equal monthly instalments after the closing date (paid);

•Issue 880,000 common shares no later than 125 days after the closing date (issued);

•Issue 880,000 common shares no later than 245 days after the closing date (issued);

•Issue 906,667 common shares no later than 365 days after the closing date (issued);

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2018 by January 31, 2019 (issued); and

•Issue common shares equal to the higher of $100,000 or 5% of net sales related to HealthTab for the year ended December 2019 by January 31, 2020 (issued)

This acquisition has been accounted for as an acquisition of assets and liabilities as HealthTab did not meet the definition of a business under IFRS 3, Business Combinations.

5.ACCOUNTS RECEIVABLE

The Company’s accounts receivable consists of the following:

	March 31, 2021	December 31, 2020
	$	$
Trade receivables	9,388	9,800
GST receivable	12,590	2,128
	21,978	11,928

6.PREPAID EXPENSES AND DEPOSITS

The balance consists of prepaid expenses to vendors of $125,253 (December 31, 2020 - $103,967), prepaid business insurance of $nil (December 31, 2020 - $9,477) and security deposits of $12,000 (December 31, 2020 - $12,000).

7.INVENTORIES

During the year ended December 31, 2020, the Company recorded an inventory write-down of $180,432 related to hand sanitizers purchased during the year.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

8.EQUIPMENT

Equipment
$
Cost
Balance, December 31, 2019 and 2020	-
Additions	4,298
Balance, March 31, 2021	4,298

Accumulated Amortization
Balance, December 31, 2019 and 2020	-
Amortization	296
Balance, March 31, 2021	296

Carrying value
As at December 31, 2020	-
As at March 31, 2021	4,002

9.INTANGIBLE ASSETS

	HealthTab	Corozon	Emerald	Total
	$	$	$	$
Carrying value
As at December 31, 2020 and March 31, 2021	1	1	1	3

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued costs consist of the following:

	March 31, 2021	December 31, 2020
	$	$
Trade accounts payable	172,493	126,569
Accrued liabilities	-	26,000
	172,493	152,569

11.LEASE LIABILITIES

$
Balance, December 31, 2019	21,390
Finance cost	726
Lease payments	(22,116)
Balance, December 31, 2020 and March 31, 2021	-

During the year ended December 31, 2020, the Company terminated its lease agreement for its office premise. Pursuant to the cancelation, the Company forfeited its deposit of $8,420 and paid the outstanding rent for the months of January to March, 2020.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

12.LOANS PAYABLE

During the year ended December 31, 2020, the Company entered into a loan agreement with a third party for a secured loan in the amount of $1,000,000. The Loan was for a term of one year from the date of receipt of the funds, bore interest at a rate of 10% per annum and was secured with all of the present and after-acquired property of the Company. The loan was subject to an interest reserve of $100,000 held back from the loan advance. The Company paid a loan application fee in the amount of $30,000 and issued 3,480,000 bonus shares with a fair value of $52,500, which was recorded against the carrying value of the loan. During the three months ended March 31, 2021, the Company recorded $21,096 (2020 - $3,562) as interest expense and recorded $17,342 (2020 - $2,927) as accretion expense on the loan which was been included in finance cost in the condensed interim consolidated statements of operations and comprehensive loss. During the period ended March 31, 2021, the Company repaid the loan at the end of the term.

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2025. The loan is interest-free until December 31, 2022. Thereafter, the outstanding loan balance will bear interest at the rate of 5% per annum.

13.SHARE CAPITAL

Authorized share capital

Authorized: Unlimited number of common shares without par value.

Issued share capital

During the period ended March 31, 2021:

The Company issued 7,201,160 common shares upon exercise of warrants for gross proceeds of $1,225,112.

The Company issued 540,000 common shares upon exercise of stock options for gross proceeds of $38,550.

On February 12, 2021, the Company completed a non-brokered private placement and issued 7,000,000 units at a price of $0.22 per unit for gross proceeds of $1,540,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.30 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company’s directors and officers participated in the private placement. The Company paid finder’s fee totaling $56,320 and issued 256,000 finder’s warrants valued at $39,206.

On January 28, 2021, the Company closed the final tranche of a non-brokered private placement and issued 8,740,000 units at a price of $0.10 per unit for gross proceeds of $874,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company’s directors and officers participated in the private placement. The Company paid finder’s fee totaling $27,800 and issued 278,000 finder’s warrants valued at $100,419.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

13.SHARE CAPITAL (continued)

During the year ended December 31, 2020:

The Company closed a tranche of a non-brokered private placement and issued 6,260,000 units at a price of $0.10 per unit for gross proceeds of $626,000. Each unit consisted of one common share and one share purchase warrant entitling the holder thereof to acquire an additional common share of the Company at a price of $0.15 per share for a period of 12 months from the date of closing subject to an accelerated expiry condition. The Company paid finder’s fee totaling $22,500 and issued 225,000 finder’s warrants valued at $9,833. The Company’s directors and officers participated in the private placement.

The Company issued 5,477,965 common shares in exchange for services received and to settle accounts payables of $136,949.  An aggregate of 1,900,000 shares were issued in settlement of $47,500 in amounts owing to certain directors and officers of the Company. The common shares issued to the related parties are subject to a four month plus one day hold period.

The Company issued 105,000 common shares pursuant to the exercise of stock options for gross proceeds of $5,250. $1,422 was reclassified from reserves to share capital on exercise of the options.

The Company issued 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Note 4).

The Company issued 3,480,000 common shares valued at $52,200 as bonus shares pursuant to a loan agreement (see Note 12).

Stock options

The Company has adopted an incentive share purchase option plan under the rules of the Exchange pursuant to which it is authorized to grant options to executive officers, directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of ten years and generally vest either immediately or in specified increments of up to 25% in any three-month period.

The changes in stock options including those granted to directors, officers, employees and consultants are summarized as follows:

	Period ended March 31, 2021		Year ended December 31, 2020
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning Balance	6,706,072	$0.08	5,241,072	$0.13
Options granted	1,950,000	$0.245	1,730,000	$0.08
Expired/Cancelled	-	-	(160,000)	$0.07
Exercised	(540,000)	$0.07	(105,000)	$0.05
Ending Balance	8,116,072	$0.12	6,706,072	$0.08
Exercisable	7,916,072	$0.11	6,706,072	$0.08

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

13.SHARE CAPITAL (continued)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable as at March 31, 2021:

Exercise Price	Expiry date	Options
		Outstanding	Exercisable
$0.10 (1)	July 20, 2022	150,000	150,000
$0.10 (1)	September 27, 2022	150,000	150,000
$0.10 (1)	November 20, 2022	150,000	150,000
$0.10 (2)	December 8, 2022	1,151,072	1,151,072
$0.10 (3)	March 27, 2023	200,000	200,000
$0.10 (4)	April 11, 2023	150,000	150,000
$0.075	January 24, 2024	280,000	280,000
$0.08	February 28, 2024	140,000	140,000
$0.06	April 1, 2024	575,000	575,000
$0.05	October 1, 2024	1,630,000	1,630,000
$0.08	November 18, 2025	880,000	880,000
$0.08	December 8, 2025	710,000	710,000
$0.19	January 28, 2026	150,000	150,000
$0.25	March 22, 2026	1,800,000	1,600,000
		8,116,072	7,916,072

(1) Options repriced from $0.15 to $0.10 during the year ended December 31, 2020

(2) Options repriced from $0.28 to $0.10 during the year ended December 31, 2020

(3) Options repriced from $0.24 to $0.10 during the year ended December 31, 2020

(4) Options repriced from $0.21 to $0.10 during the year ended December 31, 2020

The weighted average remaining life of the stock options outstanding at March 31, 2021 is 3.59 years.

Share-based compensation

Share-based compensation of $386,935 was recognized during the three months ended March 31, 2021 (2020 - $nil) for stock options granted, vested, and repriced during the period. Options issued to directors and officers of the Company vested immediately, while those issued to consultants vest over one year, however, the Board may change such provisions at its discretion or as required on a grant-by-grant basis.

Share-based payments for options granted and repriced was measured using the Black-Scholes option pricing model with the following assumptions:

	2021	2020
Expected life	5 years	2 – 5 years
Volatility	134% - 146%	141% - 180%
Dividend yield	0%	0%
Risk-free interest rate	0.41% - 0.99%	0.23% - 0.47%

Option pricing models require the use of highly subjective estimates and assumptions, including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

13.SHARE CAPITAL (continued)

Warrants

The Company has issued warrants entitling the holders to acquire common shares of the Company. The summary of changes in warrants is presented below.

	Period ended March 31, 2021		Year ended December 31, 2020
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Beginning Balance	18,743,226	$0.16	20,704,664	$0.24
Warrants issued	16,274,000	$0.22	6,485,000	$0.15
Warrants exercised	(7,201,160)	$0.17	-	-
Warrants expired	-	-	(8,446,438)	$0.33
Outstanding	27,816,066	$0.19	18,743,226	$0.16

The following table summarizes information about warrants outstanding and exercisable as at March 31, 2021:

Exercise Price	Expiry date	Warrants Outstanding
$0.15	August 13, 2021	3,110,000
$0.15	November 13, 2021	2,865,000
$0.15	November 19, 2021	3,060,000
$0.20	June 26, 2022	993,666
$0.20	August 3, 2022	742,667
$0.20	November 27, 2022	770,733
$0.15	January 28, 2022	9,018,000
$0.15	February 12, 2022	7,256,000
		27,816,066

The weighted average remaining life of the warrants outstanding at March 31, 2021 is 0.80 years.

14.MARKETING AND COMMUNICATIONS EXPENSES

	Three months ended March 31,
	2021	2020
	$	$
Marketing	-	741
Shareholder communications	8,642	23,472
	8,642	24,213

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

15.GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2021	2020
	$	$
Bank service charges	2,295	1,061
Filing and registration fees	25,343	17,497
Foreign exchange	(750)	2,200
Insurance	11,747	6,049
Investor relations	1,667	1,265
Office maintenance	7,501	4,610
Rent	1,410	10
Travel	481	3,552
	49,694	36,244

16.RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2021 and 2020, the Company recorded the following transactions with related parties:

a)$37,500 in management fees (2020 - $37,500) to the Chief Executive Officer of the Company along with a bonus award $35,000 (2020 - $nil).

b)$20,000 in management fees to the former President and Chief Executive Officer of the Company (2020 - $30,000).

c)$30,000 in professional fees (2020 - $30,000) to a company controlled by the Chief Financial Officer of the Company along with a bonus award of $30,000 (2020 - $nil).

d)$30,000 in consulting fees (2020 - $30,000) to the Chief Technology Officer of the Company along with a bonus award $35,000 (2020 - $nil).

Related party transactions not otherwise described in the condensed interim consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended March 31,
	2021	2020
	$	$
Consulting fees	65,000	30,000
Management fees	92,500	67,500
Professional fees	60,000	30,000
Share-based compensation	264,393	-
	481,893	127,500

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

16.RELATED PARTY TRANSACTIONS (continued)

The following amounts due to related parties were included in accounts payable and accrued liabilities as at:

Due to	March 31, 2021	December 31, 2020
	$	$
Chief Executive Officer	6,250	-
Total	6,250	-

At March 31, 2021, included in prepaid expenses is $5,250 paid to a company controlled by the CFO of the Company.

17.CAPITAL DISCLOSURES

The Company includes shareholders’ equity in the definition of capital. The Company’s objective when managing capital is to maintain sufficient cash resources to support its day-to-day operations. The availability of capital is solely through the issuance of the Company’s common shares. The Company will not issue additional equity until such time when funds are needed and the market conditions become favorable to the Company. There are no assurances that funds will be made available to the Company when required. The Company makes every effort to safeguard its capital and minimize its dilution to its shareholders.

The Company is not subject to any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period ended March 31, 2021.

18.SEGMENTED INFORMATION

At March 31, 2021 and December 31, 2020, the Company has only one segment, being the HealthTab - Point of Care Business in Canada.

19.SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended March 31, 2021, the Company:

- Issued common shares against subscriptions of $10,000 received in prior year.

During the three months ended March 31, 2020, the Company:

- Issued in total 2,000,000 common shares valued at $100,000 related to the acquisition of HealthTab (see Notes 4 and 13).

- Issued in total 3,480,000 common shares valued at $52,200 as bonus shares under a loan agreement (see Notes 12).

20.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, loans payable and lease liabilities. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

20.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout the condensed interim consolidated financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

a)Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

Approximately 45% of trade receivables are due from one customer at March 31, 2021 (December 31, 2020 – 45% from one customer).

b)Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Due to the ongoing COVID-19 pandemic, liquidity risk has been assessed as high.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised.

As at March 31, 2021, the Company’s liabilities were comprised of accounts payable and accrued liabilities, and loans payable of $212,493 (December 31, 2020 - $1,154,131).

c)Market risk

Market risk for the Company consists of currency risk and interest rate risk. The objective of market risk management is to manage and control market risk exposure within acceptable limits, while maximizing returns.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian

Avricore Health Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

20.FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)Market risk (continued)

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

The Company is not exposed to significant interest rate risk. The Company’s loans payable bear fixed interest rate.

d)Fair value of financials instruments

The fair values of financial assets and financial liabilities are determined as follows:

Cash and cash equivalents are measured at fair value. For accounts receivable, accounts payable, and loans payable carrying amounts approximate fair value due to their short-term maturity;

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities and amounts resulting from direct arm’s length transactions.

Cash and cash equivalents are valued using quoted market prices or from amounts resulting from direct arm’s length transactions. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term. Derivatives are included in Level 2 of the fair value hierarchy as they are valued using price models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads. The Company’s lease liabilities are at this level.

Level 3: Inputs for the asset or liability are not based on observable market data. Currently, the Company has no financial instruments at this level.

21.SUBSEQUENT EVENTS

a)The Company issued 100,000 common shares upon exercise of warrants for gross proceeds of $15,000.

b)The Company issued 600,000 common shares upon exercise of stock options for gross proceeds of $35,500.